Response Biomedical Receives U.S. FDA 510(k) Market Clearance of
Rapid Influenza A+B Test

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, April 17, 2008 - Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced today that it received a U.S. Food and Drug Administration (FDA) 510(k) clearance to market a rapid Influenza A+B test (Flu A+B test) and a new version of the RAMP® Reader, the RAMP® 200.

The test manufactured by Response Biomedical runs on the new RAMP® 200 Reader and will be marketed and sold worldwide exclusively by 3M Health Care as the 3M™ Rapid Detection Flu A+B Test. It is a qualitative immunochromatographic assay indicated for use as an in vitro diagnostic product with the 3M™ Rapid Detection Reader (manufactured by Response) to identify the presence of Flu A and Flu B nucleoprotein antigen in nasopharyngeal swab, nasopharyngeal aspirate, nasal wash/aspirate specimens. Measurement of Flu A and Flu B aids in the rapid differential diagnosis of influenza viral infections through use of this test.

"FDA clearance of our rapid Flu A+B test will allow us to take advantage of an attractive and growing market," said S. Wayne Kay, CEO, Response Biomedical. "We believe with 3M Health Care’s strong marketing and distribution network, we can quickly introduce this product to the worldwide market. FDA clearance in the U.S. market is an important step toward this goal."

"The unique science and technology Response Biomedical built into this test will bring a new level of confidence to diagnosing Flu A and Flu B. We look forward to introducing this important new product to the worldwide health care market," said Chuck Kummeth, vice president and general manager, 3M Medical Division. "The 3M Rapid Detection Flu A+B Test will be the first product sold in the United States as part of our Medical Diagnostics platform. This underscores our commitment to providing a full spectrum of products that detect, prevent and control infections in the hospital setting."

3M Health Care anticipates launching prior to the 2008-09 flu season in certain markets around the world.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP®® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

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In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests. In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", "goal" and similar expressions, are "forward-looking statements" or "forward-looking information" under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to effectively and efficiently manage the planned growth of our operations; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 40-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments.

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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